August 28, 2024

Gareth Genner
Chief Executive Officer
T Stamp Inc.
3017 Bolling Way NE, Floor 2
Atlanta, GA, 30305

       Re: T Stamp Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed August 16, 2024
           File No. 333-280884
Dear Gareth Genner:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 13, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-3 filed August 16, 2024 Recent Developments, page 5

1. We note your added disclosure in response to prior comment one. Please explain how the voting limitation provides your stockholders "with meaningful participation in the financing and control of the Company." In addition, please clarify that the voting limitation applies only to the Selling Stockholder with respect to any shares that exceed
       19.99%, and not to those shares when and if sold to a third party.
General

2. We note your response to prior comment 2. Please update your disclosure on page 5 under
       "Securities Purchase Agreement" to confirm that the $500,000 promissory note payable on July 31, 2024 was paid, and whether the second note due on August 31, 2024 has or will be paid.
 August 28, 2024
Page 2

       Please contact Charli Wilson at 202-551-6388 or Larry Spirgel at 202-551-3815 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Andrew Stephenson